February 27, 2019

Sheldon Karasik
Chief Executive Officer
Mineral Mountain Mining & Milling Company
13 Bow Circle, Suite 170
Hilton Head, SC 29928

       Re: Mineral Mountain Mining & Milling Company
           Amendment No. 3 to Registration Statement on Form S-1
           Filed February 26, 2019
           File No. 333-227839

Dear Mr. Karasik:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Form S-1/A filed February 26, 2019

General

1. Please provide a currently dated consent from your independent accountant.
Management and Executive Compensation, page 45

2. Please provide the business experience disclosure required by Item 401(e) of Regulation
       S-K for each director of the company.
Financial Statements
Note 2 - Summary of Significant Accounting Policies
Correction of error, page F-9

3. We note your disclosures regarding the correction of an error and the restatements of the financial statements for the years ended September 30, 2017 and September 30, 2018.
       Please revise to include the effect of the correction of the financial statements for the year
 Sheldon Karasik
Mineral Mountain Mining & Milling Company
February 27, 2019
Page 2
       ended September 30, 2017 and the cumulative effect of change on retained earnings as of
       October 1, 2016 as required by ASC 250-10-50-7 or tell us why it is not required.
4.     We note the accumulated deficit amount presented under the column
"Originally
       Reported" as of September 30,2018 is not consistent with such amount reported in your
       Form 10-K for the year ended September 30, 2018. Please revise and reconcile to the accumulated deficit amount presented under "As Restated" column. Consolidated Statement of Operations, page F-18

5. We note the statement of operations for the three months ended December 31, 2017 does not foot. Please revise. Accordingly, please revise the consolidated statement of cash flows for the three months ended December 31, 2017 and the related disclosures in Note
       3, page F-22.
Note 3-Restatement of Financial Statements, page F-22

6.     We note the accumulated deficit amounts presented under the column
"Originally
       Reported" as of December 31, 2017 and December 31, 2018 are not consistent with such amounts reported in your Form 10-Q for the quarterly period ended December 31, 2017 and December 31, 2018 respectively. Please revise and reconcile to the accumulated deficit amounts presented under "As Restated" columns.
Signatures, page II-8

7. Please revise to include the signatures of the majority of the board of directors, as required by Instruction 1 to Signatures to Form S-1. We note the power of attorney; however, we also note that the other two directors that provided the power of attorney are no longer directors of the company.
       You may contact Joanna Lam at 202-551-3476 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact
Pamela Howell at 202-551-3357 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                              Sincerely,

FirstName LastNameSheldon Karasik                 Division of Corporation
Finance
                                                  Office of Beverages, Apparel
and
Comapany NameMineral Mountain Mining & Milling Company
                                                  Mining
February 27, 2019 Page 2
cc:       Peter M. Papasavas, Esq.
FirstName LastName